THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                 TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    Tremont Advisers, Inc.
                        (Name of Issuer)


         Class B Common Stock Par Value $0.01 Per Share
                (Title of Class and Securities)


                            894729201
              (CUSIP Number of Class of Securities)



         James E. McKee, Gabelli Asset Management Inc.,
     One Corporate Center, Rye, NY 10580-1435 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        August 18, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].























_________________________________________________________________
CUSIP No. 894729201                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Securities, Inc.           I.D. No. 13-3379374
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     52,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     52,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      52,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.11%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 894729201                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     144,611 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     144,611 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      144,611 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 894729201                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     281 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     281 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      281 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
     HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 894729201                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Asset Management Inc.       I.D. No. 13-4007862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /_X_/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 894729201                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF, OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     896,427  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     864,594  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     896,427  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      19.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.Security and Issuer
          The class of equity securities to which this statement on
Schedule 13D relates is the Class B Common Stock, $0.01 par value per share ("Securities"), of Tremont Advisers, Inc. (the "Issuer"), a Delaware corporation, with principal offices located at 555 Theodore Fremd Avenue, Rye, N.Y. 10580.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc.
("GAMI") , Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli As-sociates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli International II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc. ("MJG Assocciates"), Gemini Capital Management Ltd. ("Gemini"), Gabelli Fund, LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Global Partners, Ltd. ("GGP Ltd."), Gabelli Global Partners, L.P. ("GGP L.P."), Mario Gabelli, Marc Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Per-sons".
          Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.
          GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
          GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mario Gabelli are the general partners of Gabelli Associates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          Gabelli Funds, a wholly-owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary advisory services to The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Interactive Couch Potato Fund, The Gabelli Utility Trust and The Gabelli Global Opportunity Fund (collectively, the "Funds"), which are registered investment companies.
          Gabelli Advisers, Inc. ("Gabelli Advisers"), a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.
          GPP is a limited partnership whose primary business purpose is investing in securities. MJG Associates is the general partner of GPP, and Mario Gabelli is a portfolio manager for GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. MJG Associates is the Investment Manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be
offered to a limited number of U.S. investors.   MJG Associates is the
Investment Manager of GIL II.
Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
       ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies. GSI is a general partner of Multimedia Partners.
       GGP L.P. is a partnership whose primary business purpose is investing in Securities on a global basis. Gabelli Securities, Inc. and Gemini Capital Management, LLC are the general partners of GGP L.P. and Marc Gabelli is a portfolio manager for GGP L.P.
       GGP Ltd. is a corporation whose primary business purpose is investing in Securities on a global basis. Gabelli Securities, International Limited and Gemini Capital Management, LLC are the investment advisors of GGP Ltd. and Marc Gabelli is the portfolio manager for GGP Ltd.
       LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business. MJG Associates is the Investment Manager of LDC. Mario Gabelli is a portfolio manager for LDC.
       MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
       Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
       The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
       Lynch is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured products. Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded on the NASDAQ National Market. Spinnaker is a diversified manufacturing firm with major subsidiaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North Dakota. Lynch and Spinnaker actively pursue new business ventures and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mario Gabelli is Chairman of Lynch and beneficially owns approximately 23% of the shares of common stock of Lynch.
          Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the Chief Investment Officer for each of the Reporting Persons which are entities other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
          The Reporting Persons do not admit that they constitute a group.
          Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. GPP is a New York limited partnership having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580. Alce and Multimedia Partners and GGP L.P. are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York 10580. GAL and GIL are corporations organized under the laws of the British Virgin Islands, and GGP Ltd. is a corporation organized under the laws of the Cayman Islands, each having its principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. Gemini is a Bermuda corporation having its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. LDC is a corporation organized under the laws of the British Virgin Islands having its pricipal business office at c/o Tremont (Bermuda) Limited, Tremont House, 4 Park Road, Hamilton HM II, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 401 Theodore Fremd Avenue, Rye, NY 10580. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not specifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating
Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.
Item 3.   Source and Amount of Funds or Other Consideration
          The Issuer was formed in June 1987 under the name of Lynch Asset Management Corporation as a wholly-owned subsidiary of Lynch. The Reporting Persons other than Lynch acquired the Securities owned by them at $0.40 per share (on a pre-split basis) in connection with the rights offering dated January 6, 1992 to shareholders of Lynch, or as a result of the subsequent distribution or transfer of such shares among such Reporting Persons. On December 11, 1998, Gabelli Partners distributed to its shareholders 105,275 shares (on a pre-split basis), including 73,442 shares to Mario Gabelli, with all of these shares subject to a voting agreement appointing Mario Gabelli a proxy with voting power over these shares until June 26, 2001 (the "Voting Agreement").
Item 4.   Purpose of Transaction
          The Reporting Persons are not involved in the day-to-day business of the Issuer. From time to time, however, Mario Gabelli may suggest or propose to the Issuer's management or Board of Directors sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure and similar actions affecting the Issuer.
     Lynch expects to transfer all of its holdings of the

Securities to Brighton Communications Corporation, a wholly-owned subsidiary of Lynch Interactive Corporation ("LIC"), prior to the spin-off of LIC from Lynch which is expected to be completed this week.

Item 5.   Interest In Securities Of The Issuer
          (a)  The aggregate number and percentage of Securities to

which this Schedule 13D relates is 1,093,819 shares and represents

23.22%  of 4,710,191 shares outstanding.  This latter number of shares is arrived at by adding the number of shares outstanding as reported by the Issuer on August 26, 1999 (4,006,851 shares) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Class A Common Stock held by them

(703,340 shares) into the Class B Common Stock of the Issuer.  The

Reporting Persons beneficially own the Securities as follows:


          Shares of      % of      Shares of        % of
          Class B Common Class of  Class B Common,  Class
Name      Stock          Common    Converted        Converted


GSI                 0       0.00%    52,500         1.11%

Gabelli Partners    0       0.00%       281         0.01%

Lynch         144,611       3.61%   144,611         3.07%

Mario Gabelli 245,868       6.14%   896,427        19.03%


          Mario Gabelli is deemed to have beneficial ownership of

the Securities beneficially owned by each of the foregoing persons.

Gabelli Partners and GAMI are deemed to have beneficial ownership of the

Securities beneficially owned by each of the foregoing persons other than Mario Gabelli and Lynch.

          In addition, the following Covered Persons beneficially own the following Securities:

               Shares of         % of         Shares of      % of
               Class B Common    Class of     Class B Common Class
Name           Stock             Common       Converted      Converted

Richard B. Black 1,701            0.04%           2,404        0.05%

Stephen G. Bondi   956            0.02%           1,219        0.03%

Charles Baum         0            0.00%             703        0.01%

Paul J. Evanson      0            0.00%          32,310        0.69%

Marc J. Gabelli  4,767            0.12%           7,368        0.16%

Matthew R. Gabelli 4,975          0.12%           8,214        0.17%

Eamon M. Kelly     850            0.02%           1,202        0.03%

James E. McKee       0            0.00%             158        0.00%

Salvatore Muoio    681            0.02%           3,434        0.07%

        (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners as the case may be, except that (i) the shares of Class A Common Stock held by Gabelli Partners and 5,888 of those held by the Covered Persons are subject to the Voting Agreement, (ii) Mario Gabelli has the power to vote pursuant to the Voting Agreement but does not have dispositive power with respect to 31,833 shares reported by him, and (iii) the power of Mario Gabelli and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other
Reporting Persons.
         (c)  None.
         (d) With repsect to 409,564 of the shares reported as beneficially owned by Mario Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mario
Gabelli is the general partner of this family partnership and has approximately a 20% interest therein. With respect to 31,833 of the shares reported as beneficially owned by Mario Gabelli, shareholders of Gabelli Partners other than Mario Gabelli have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.
        (e)  Not applicable

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            On June 26, 1998, Mario Gabelli and Gabelli Partners entered into a Voting Agreement appointing Mario Gabelli proxy with complete voting control over the 105,500 shares then held by Gabelli Partners. This proxy is irrevocable and expires on June 26, 2001. The shares which Gabelli Partners distributed and any subsequent transfers or sales of these shares are subject to the Voting Agreement.

Item 7.     Material to be Filed as an Exhibit
            The following Exhibits A and C are attached hereto. The following Exhibit B is incorporated by reference to Exhibit B in the initial Schedule 13D of COMSAT Corporation.

          Exhibit A:         Joint Filing Agreement

          Exhibit B:         Powers of Attorney to Stephen G. Bondi,
                             Peter D. Goldstein, and James E. McKee from
                             Robert E. Dolan.

                             Powers of Attorney to Stephen G. Bondi,
                             Peter D. Goldstein, and James E. McKee
                             from Mario J. Gabelli.

                             Powers of Attorney to Stephen G. Bondi,
                             Peter D. Goldstein, and James E. McKee
                             from Marc J. Gabelli.

          Exhibit C:         Voting Agreement





























Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 30, 1999

                                 GABELLI GROUP CAPITAL PARTNERS, INC.


                                 By:_________________________
                                    James E. McKee
                                    Secretary


                                 GABELLI SECURITIES, INC.


                                 By:___________________________
                                    James E. McKee
                                    Secretary


                                 LYNCH CORPORATION


                                 By:__________________________
                                    Joseph H. Epel, Treasurer
                                    by: James E. McKee
                                        Attorney-in-Fact

                                 MARIO J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact


                                 MARC J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              President and Director of
                                   Oak Technology, Inc.;
                                   Chairman ECRM; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     John C. Ferrara               Business Consultant; Director of
                                   Lynch Corporation
                                   c/o Gabelli Funds, Inc.
                                   One Corporate Center
                                   Rye, NY 10580

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Hebert Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President-Finance
                                   and Administration
_____________________

     * Mr. Gabelli is the Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc. and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation; Director of East/West Communications, Inc.

Robert S. ZuccaroVice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

Gabelli Asset Management Inc.

Directors:

     Mario J. Gabelli              See above

     Richard B. Black              See above

     Charles C. Baum               See above

     Dr. Eamon M. Kelly            See above

     Karl Otto Pohl (1)            Sal Oppenheim Jr. & Cie
                                   Bockenheimer Landstrasse 20
                                   D-6000 FRANKFURT AM MAIN
                                   Germany

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Vice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President and
                                   Chief Operating Officer

     Robert S. Zuccaro             Vice President and Chief
                                   Financial Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary

     Peter D. Goldstein            Deputy General Counsel and
                                   Assistant Secretary


Gabelli Funds, LLC

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Bruce N. Alpert               Executive Vice President and
                                   Chief Operating Officer

     Gus Coutsouros                Vice President and Chief Financial
                                   Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli Advisers, Inc.

Directors:

     Bruce N. Alpert
     John D. Gabelli
     Joseph R. Rindler, Jr.

Officers:

     Bruce N. Alpert               Chief Operating Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary

Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358


     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022


     Joseph R. Rindler, Jr.        See above

Officers:

     Stephen G. Bondi              Vice President

     Robert S. Zuccaro             Vice President-Finance

     James E. McKee                Secretary



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley (2)             Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wright (2)             Secretary and Assistant Treasurer



Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley (2)             Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wright (2)             Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Group Capital
                                   Partners, Inc.


     Stephen G. Bondi              See Above-Gabelli Group Capital
                                   Partners, Inc.

     Michael A. Salatto            Controller, Gabelli Securities,
                                   Inc.

     Michael J. Burns (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

Gabelli Fund, LDC

Directors:

     Johann S. Wong (4)            c/o Tremont (Bermuda)
                                   Limited
                                   Tremont House
                                   4 Park Road
                                   Hamilton HM 11, Bermuda

     Peter D. Anderson (5)         Givens Hall Bank & Trust
                                   Genesis Building
                                   P.O. Box 2097
                                   Grand Cayman, Cayman Islands
                                   BWI3459498141

     Karl Otto Pohl                See above

     Anthonie C. van Ekris         See below


Gabelli Global Partners, Ltd.

Directors:

     Stephen G. Bondi              See above

     Marc J. Gabelli               See above

     Patrick Salvisberg (6)        Vice President
                                   Institutional Capital Markets
                                   Bear Stearns International Ltd.

     Marco Sampelligrini (7)       Banco Intesa
                                   Milan, Italy

     Antonie Van Ekris             See below

Lynch Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903


     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   Suite 406
                                   509 Madison Ave.
                                   New York, NY 10022

     John C. Ferrara               Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580


     David C. Mitchell             Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201


     Robert E. Dolan               See above Lynch Corporation


     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Frank E. Grzelecki            President
                                   Saugatuck
                                   1 Canterbury Green
                                   Stamford, CT 06901
Officers:

     Ned N. Fleming, III           President and Chief Operating
                                   Officer

     Richard J. Boyle              Chairman and Chief Executive
                                   Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development

     Craig Jennings                Vice President, Finance and
                                   Treasurer

Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     Robert P. Wentzel             See above Entoleter

     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880
Officers:

     Robert P. Wentzel             President

     Mark R. Matteson              Vice President

     Charles DeMarino              Controller & Secretary

Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation


     Michael F. Mangan             See below-Lynch Telecommunications
                                   Corporation

Officers:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

     Keith S. Andersen             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company

     Michael F. Mangan             See below-Lynch Telecommunications
                                   Corporation


     Jack Bently                   1210 E. Washington Ave
                                   Gilbert, AZ 85234

Officers:

     Robert Snyder                 President

     Keith S. Andersen             Secretary

     Harry B. Snyder               Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Robert E. Dolan               See above-Lynch Corporation

     Jack W. Keen                  See above-Lynch Corporation



     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

     Michael F. Mangan             See above-Lynch Corporation

Officers:

     Robert A. Hurwich             Secretary

     Michael F. Mangan             Treasurer and
                                   Assistant Secretary


     Robert E. Dolan               President, Controller, Assistant
                                   Treasurer, and Assistant Secretary

Lynch Telephone Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Robert E. Dolan               Controller

     Jack W. Keen                  President

     Robert A. Hurwich             See above-Lynch Corporation

     Michael F. Mangan             See above-Lynch Telecommunications
                                   Corporation

Officers:

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Vice President and Controller





     (1) Citizen of Germany
     (2) Citizen of the Cayman Islands
     (3) Citizen of Bermuda
     (4) Citizen of Bermuda and Canada
     (5) Citizen of the UK
     (6) Citizen of Switzerland
     (7) Citizen of Italy






Exhibit A

                        JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments there-to) with respect to the Class B Common Stock, par value $0.01 per share, of Tremont Advisers, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of August, 1999.


                                  MARIO J. GABELLI


                                  By:____________________________
                                     James E. McKee
                                     Attorney-in-Fact


                                   GABELLI FUNDS, LLC


                                   By:_________________________
                                      James E. McKee
                                      General Counsel

                                   GAMCO INVESTORS, INC.


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President







                                   GABELLI SECURITIES, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI & COMPANY, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L. P.


                                   By:_________________________
                                      MJG Associates, Inc.,
                                      General Partner
                                      by: Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GLI, INC.


                                   By:_________________________
                                      Mario J. Gabelli
                                      Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI ASSOCIATES FUND


                                   By:_________________________
                                      Gabelli Securities, Inc.,
                                      General Partner
                                      by: James E. McKee
                                          Secretary



                                   GABELLI ASSOCIATES LIMITED


                                   By:_________________________
                                      Gabelli Securities,Inc.,
                                      Investment Manager
                                      by: James E. McKee
                                          Secretary


                                   GABELLI & COMPANY, INC.
                                   PROFIT SHARING PLAN


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Trustee


                                   GABELLI INTERNATIONAL LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI INTERNATIONAL II LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH CORPORATION


                                   By:________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   SPINNAKER INDUSTRIES, INC.


                                   By:_________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   WESTERN NEW MEXICO


                                   By:____________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact





                                   ALCE PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary



                                   GABELLI MULTIMEDIA PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary


                                   INTER-COMMUNITY TELEPHONE COMPANY


                                   By:___________________________
                                      Joseph H. Epel, Treasurer
                                      by:  James E. McKee
                                           Attorney-in-Fact


                                   GEMINI CAPITAL MANAGEMENT LIMITED


                                   By:___________________________
                                      Marc J. Gabelli
                                      President
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   GABELLI FOUNDATION, INC.


                                   By:__________________________
                                      Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI ADVISERS, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary





                                   MARC J. GABELLI



                                   By:_____________________________
                                      James E. McKee
                                      Attorney-in-Fact

                                   GABELLI GROUP CAPITAL PARTNERS, INC.


                                   By:_____________________________
                                      James E. McKee
                                      Secretary

                                   GABELLI ASSET MANAGEMENT INC.


                                   By:_____________________________
                                      James E. McKee
                                      General Counsel




































                              Exhibit C

                          GABELLI FUNDS, INC.

                        STOCKHOLDERS AGREEMENT


          THIS STOCKHOLDERS AGREEMENT (this "Agreement") is made and entered into as of the 26th day of June, 1998 (the "Effective Date"), by and among Gabelli Funds, Inc., a New York corporation ("GFI") and Mario
J. Gabelli (the "Proxy Holder").


                          B A C K G R O U N D


          A. GFI is the owner of 105,500 shares of Class A Common Stock, par value $.01 per share (the "Common Stock") of Tremont
Advisers,Inc. (the "Company") representing 20% of the shares of Common Stock outstanding on the date hereof.

          B. GFI intends to transfer all of its interest in the Common Stock subject to the provisions herein to each of GFI's stockholders as set forth on Schedule I to this Agreement in the form of a pro rata distribution (the "Distribution"), such that, upon consummation of the Distribution, the stockholders of GFI listed on Schedule I hereto (collectively, with the transferees permitted under the Agreement and any persons who become subject to this Agreement in accordance with the terms hereof and GFI (the "Stockholders")) will own the Common Stock.

          C. The parties hereto deem it to be in their best interests to set forth certain provisions governing the voting of the Common Stock and various other matters.


                           A G R E E M E N T

          In consideration of the agreements and mutual covenants set forth herein, the parties agree as follows:

     1. Appointment of Proxy Holder. GFI hereby grants to the Proxy Holder, simultaneously with the execution of this Agreement, its proxy, with full power of substitution, and grants the Proxy Holder complete control over all rights to vote or consent (including rights to be present or absent for quorum purposes) with respect to any and all shares of the stock of the Company which GFI now owns or any other Stockholder may own or hold in connection with the Distribution and hereby affirms that this proxy is coupled with an interest and is irrevocable during the term of this Agreement.

     2. Legends. Each stock certificate issued after the date hereof evidencing shares of the Company's Common Stock subject to the provisions of this Agreement (including any shares issued upon a transfer, stock split, stock dividend, recapitalization, merger or other similar event) shall at all times during the term of this Agreement bear the following legends:



          THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A VOTING AGREEMENT DATED AS OF JUNE 26, 1998. BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING THE INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY.

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, SUPPORTED BY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

     3.   Irrevocable Proxy.

          (a) The irrevocable proxy created hereby shall expire three years from the date of this Agreement, and throughout such period the Proxy Holder shall have the exclusive right to vote the Shares or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the certificate of incorporation of the Company, or other certificate filed pursuant to law, in person or by proxy, at all meetings of the stockholders of the Company, and in all proceedings wherein the vote or written consent of stockholders may be required or authorized by law, subject to such instructions as are contained in this Agreement.

          (b) This Agreement shall terminate prior to the date specified in Paragraph 3(a) above upon receipt of written notice of termination signed by the Stockholders and the Proxy Holder. The Proxy Holder may also, in his sole and absolute discretion, terminate the applicability of this Agreement as to any Stockholder at any time.

     4. Liability. The Proxy Holder shall use his best judgment in voting upon the stock held by him and shall not be liable for the consequence of any vote cast, or consent given by him, in good faith, and in the absence of gross negligence or willful misconduct.

     5. Transfer of Certificates. As long as this Agreement shall remain in force, subject to the provisions contained of this Agreement, no shares of Common Stock issued in connection with the Distribution to the Stockholders may be sold, assigned, transferred, given away or in any way disposed of (any of the foregoing being hereinafter referred to as a "Transfer") unless:





          (i) the individual, firm, corporation, partnership, trust or other entity ("Person") in whose favor such Transfer is made delivers to GFI a written acknowledgment that the shares of Common Stock to be Transferred are subject to this Agreement, and that such Person and such Person's successors-in-interest are bound hereby and thereby in accordance with the attached Addendum; and


          (ii) such Transfer shall be made (a) pursuant to an effective registration under the Securities Act of 1933, as amended and as hereafter amended from time to time or an exemption from the registration requirements thereof and (b) in accordance with applicable state law and the terms of this Agreement.

Any attempted Transfer other than in accordance with this Agreement shall be void, and the Company shall refuse to recognize any such Transfer.

     6. Termination Procedure. Upon the termination of this Agreement at any time, as herein provided, the Proxy Holder at such time as he may choose during the period commencing 20 days before and ending 20 days after such termination, shall mail written notice of such termination to the Stockholders at the addresses supplied to the Proxy Holder in the Addendum attached hereto. After the date specified in any such notice (which date shall be fixed by the Proxy Holder), this Agreement shall cease to have any effect, provided that Paragraph 4 hereof shall survive the termination of this Agreement.

     7. Dividends. Notwithstanding anything to the contrary contained herein, at all times the Stockholders shall be entitled to receive payments equal to the cash dividends, if any, upon a like number and class of shares of capital stock of the Company. If any dividend in respect of the stock is paid, in whole or in part, in stock of the Company having general voting powers, the Proxy Holder shall likewise have voting power, subject to the terms of this Agreement, for stock which is received on account of such dividend.

     8. Dissolution of Company. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Stockholders shall receive the moneys, securities, rights, or property to which the holders of the capital stock of the Company are entitled.

     9.   Rights of Proxy Holder.

          (a) The Proxy Holder shall have the right, subject to the provisions set forth in this Agreement, to exercise, in person or by his nominees or proxies, all stockholders' voting rights and powers in respect of all Common Stock hereunder, and to take part in or consent to any corporate or stockholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors (including the election of the Proxy Holder as a director), and in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of stockholders of the Company. Without limiting such general right, it is understood that such action or proceeding may include, upon terms satisfactory to the Proxy Holder, or to his nominees or proxies thereto appointed by him, the mortgaging of, creating a security interest in and/or pledging of all or any part of the property of the Company, the lease or sale of all or any part of the property of the Company, the commencement of voluntary bankruptcy or similar insolvency proceedings by the Company; the commencement of any business by the Company other than as stated in its certificate of incorporation in effect on the date hereof; the amendment of the certificate of incorporation of the Company; and the dissolution of the Company, or the consolidation, merger, reorganization, or recapitalization of the Company.

          (b) In voting the stock held by him hereunder either in person or by his nominees or proxies, the Proxy Holder shall exercise his best judgment, subject to Paragraph 4 of this Agreement, to select suitable directors of the Company, and, insofar as he may be a stockholder of the Company, otherwise shall take such part or action in respect to the management of its affairs as he may deem necessary to the end that the Proxy Holder may be advised on the affairs of the Company and the management thereof; and in voting upon any matters that may come before him at any stockholders' meeting, the Proxy Holder shall exercise like judgment, but he shall not be personally responsible with respect to any action taken pursuant to his vote so cast in any matter or act committed or omitted to be done under this Agreement, provided such commission or omission does not amount to willful misconduct or gross negligence on his part, and provided also that the Proxy Holder at all time exercises good faith in such matters.

     10.  Proxy Holder; Resignation and Succession.

          (a) The Proxy Holder (and any Successor Proxy Holder) may at any time resign by mailing to the Stockholders a written resignation, to take effect upon the acceptance of the duties hereunder by a Successor Proxy Holder, which Successor Proxy Holder shall be an individual or corporation appointed by the Board of Directors of GFI.

          (b) The rights, powers, and privileges of the Proxy Holder named hereunder shall be possessed by the Successor Proxy Holders, with the same effect as though such successors had originally been parties to this Agreement.

          (c) It is agreed between and among the parties hereto that in the event of a death or incapacity of Mario J. Gabelli, named Proxy Holder, that the Board of Directors of GFI shall appoint an individual or corporation to serve as Successor Proxy Holder. All references to "Proxy Holder" throughout this Agreement shall be deemed to include and mean any Successor Proxy Holder. Before any party may serve as a Successor Proxy Holder, he or she shall execute this Agreement reflecting their willingness and obligation to be bound hereby.


     11.  Proxy Holder May Act in Other Capacities.

          Nothing herein contained shall disqualify the Proxy Holder or Successor Proxy Holders, or incapacitate him or them from serving the Company or any of its subsidiaries as officer or director, or in any other capacity, and in any such capacity receiving compensation or from engaging in any other transaction with the Company duly authorized by the Board of Directors of the Company.

     12.  Notice.

          (a) Unless otherwise in this Agreement specifically provided, any notice to or communication with a Stockholder hereunder shall be deemed to be sufficiently given or made if enclosed in postpaid envelopes by registered mail addressed to the holder at his address as supplied to the Proxy Holder on the Addendum attached hereto. Every notice so given shall be effective, whether or not received, and the date of mailing shall be the date such notice is deemed given for all purposes.

          (b) Any notice to GFI hereunder shall be sufficient if enclosed in a postpaid envelope and sent by registered mail to the Company addressed as follows: Gabelli Funds, Inc., One Corporate Center, Rye, New York 10580-1434, Attention: General Counsel, or to such other address as GFI may designate by notice in writing to the Proxy Holder.

          (c) Any notice to the Proxy Holder hereunder shall be sufficient if enclosed in a postpaid envelope and sent by registered mail to the Proxy Holder, addressed to him at Gabelli Funds, Inc., One Corporate Center, Rye, New York 10580-1434 or at such addresses as may from time to time be furnished in writing by the Proxy Holder.

     13. Severability. Any provision of this Agreement prohibited or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by law, to the end that this Agreement shall be enforceable as written.

     14. Equitable Relief. The parties hereby expressly agree that in the event that any party hereto fails to perform any of his or its obligations hereunder, the extent of damages to the other parties hereto would be difficult or impossible to ascertain, and there would be available to such other parties no adequate remedy at law.
Consequently, such other parties, or any of them, may enforce said obligation by injunction or other equitable relief, in addition to any other legal relief available.



     15. Successors. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

     16. Modification and Amendment. This Agreement may not be modified or amended except by a writing signed by each of the parties hereto and as to any Stockholder, by that Stockholder.

     17. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

     18. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, and such counterparts shall together constitute but one and the same instrument. A copy of this Agreement shall be kept at the office of GFI and shall be available for inspection by any Stockholder.

     19. Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

     20. Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

     21. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

     22. Entire Agreement. This Agreement represents the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof.


     IN WITNESS WHEREOF, GFI and the Proxy Holder have signed this
Agreement.

                                        /s/
                                   ______________________________
                                   MARIO J. GABELLI, as Proxy
                                   Holder



                                   GABELLI FUNDS, INC.

                                        /s/
                                   _____________________________
                                   By:
                                   Title: